Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX becomes ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alterity Therapeutics Limited
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Julian Barbaczy
Date of last notice	24 November 2025

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Vaucluse Investment Holdings Pty Ltd <Jigsaw Investment A/C> - Director
Date of change	15 June 2026
No. of securities held prior to change	NIL
Class	UNLISTED OPT EXP 15/06/2031 @ $1.00
Number acquired	2,000,000 - UNLISTED OPT EXP 15/06/2031 @ $1.00
Number disposed	NIL
Value/Consideration	NIL
No. of securities held after change	2,000,000 - UNLISTED OPT EXP 15/06/2031 @ $1.00
Nature of change	Incentive options

Part 2 - Change of director's relevant interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration	N/A
Interest after change	N/A

Part 3 - +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No.
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX becomes ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alterity Therapeutics Limited
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Lawrence Gozlan
Date of last notice	17 September 2025

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(1) Indirect
Nature of indirect interest (including registered holder)	(1) Montoya Pty Ltd <Buttercup A/C> - Director
Date of change	(1.1) N/A (1.2) 15 June 2026 (1.3) N/A (1.4) N/A
No. of securities held prior to change	(1.1) 1,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.50 (1.2) NIL - UNLISTED OPT EXP 15/06/2031 @ $1.00 (1.3) 90,910 - FULLY PAID ORDINARY SHARES (1.4) 30,304 - LISTED OPT EXP 26/02/2027 @ $1.40
Class	(1.1) UNLISTED OPT EXP 30/12/2027 @ $0.50 (1.2) UNLISTED OPT EXP 15/06/2031 @ $1.00 (1.3) FULLY PAID ORDINARY SHARES (1.4) LISTED OPT EXP 26/02/2027 @ $1.40

Number acquired	(1.1) NIL (1.2) 1,000,000 - UNLISTED OPT EXP 15/06/2031 @ $1.00 (1.3) NIL (1.4) NIL
Number disposed	(1.1) NIL (1.2) NIL (1.3) NIL (1.4) NIL
Value/Consideration	(1.1) N/A (1.2) NIL (1.3) N/A (1.4) N/A
No. of securities held after change	(1.1) 1,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.50 (1.2) 1,000,000 - UNLISTED OPT EXP 15/06/2031 @ $1.00 (1.3) 90,910 - FULLY PAID ORDINARY SHARES (1.4) 30,304 - LISTED OPT EXP 26/02/2027 @ $1.40
Nature of change	(1.1) N/A (1.2) Incentive options (1.3) N/A (1.4) N/A

Part 2 - Change of director's relevant interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration	N/A
Interest after change	N/A

Part 3 - +Closed period

+ See chapter 19 for defined terms.

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No.
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.